Exhibit 4.1

NLI Holdings, Inc.

Description of Capital Stock

May 26, 2026

General

Our certificate of incorporation authorizes the issuance of 155,000,000 shares of all classes of stock, consisting of 150,000,000 shares of common stock, $.125 par value per share, and 5,000,000 shares of preferred stock, without par value.

The following description of our capital stock is intended as a summary and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and to Delaware corporate law.

Common Stock

Common Stock Outstanding.  As of May 26, 2026, there were 48,898,734 shares of our common stock issued and outstanding.

Voting Rights.  Each holder of our common stock is entitled to one vote for each share of our common stock held of record on the applicable record date on all matters submitted to a vote of our stockholders.

Dividend Rights.  Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights granted to the holders of any outstanding shares of preferred stock.

Rights upon Liquidation.  Holders of our common stock are entitled to share pro rata, upon our liquidation, dissolution or winding up, in all remaining assets available for distribution to stockholders after payment of or provision for our liabilities and the liquidation preference of any outstanding preferred stock of ours at that time.

No Preemptive Rights.  Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares of our common stock or any of our other securities.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without stockholder approval, to create one or more classes or series within a class of preferred stock, to issue up to 5 million shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. Acting under this authority, our board of directors could create and issue a class or series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such stockholder beneficially owning or commencing a tender offer for a substantial amount of our common stock.  One of the effects of authorized but unissued and unreserved shares of preferred stock may be to issue shares of preferred stock with rights superior to our common stock.  Another of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of us without any further action by our stockholders.  However, since we are a majority-owned subsidiary of our parent companies, it would be difficult for an unrelated party to obtain control of us without the cooperation of our controlling stockholder.  We have no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

As of May 26, 2026, we have not issued any shares of preferred stock nor designated any preferences, rights, privileges or restrictions for any class or series of preferred stock.